April 18, 2017

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

Re:	NanoViricides, Inc.
Registration Statement on Form S-3
Filed March 1, 2017
File No. 333-216345

Dear Mr. Reynolds:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of NanoViricides, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s registration statement on Form S-3, filed on March 1, 2017 (the “Registration Statement”) provided in your letter dated March 15, 2017 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.	It appears that you are relying on General Instruction I.B.6 to Form S-3 for your offering. Please revise your prospectus in accordance with Instruction 7 to Form S-3 or advise.

Please note the Registration Statement was revised to include the following disclosure regarding General Instruction I.B.6. of Form S-3:

As of April 18, 2017, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $57,211,329, which was calculated based on 50,629,495 shares of outstanding common stock held by non-affiliates at a price of $1.13 per share, the closing price of our common stock on April 17, 2017. Pursuant to General Instruction I.B.6. of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding more than one-third of our “Public Float” (the market value of our common stock held by our non-affiliates) in any 12-month period so long as our Public Float remains below $75,000. We have not sold any of our common stock or securities convertible into our common stock during the 12 calendar months prior to and including the date of this prospectus pursuant to Instruction I.B.6.

The Issuer hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Eugene Seymour, MD

Eugene Seymour, MD

Chief Executive Officer